UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 8-K
___________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

December 18, 2025
Date of Report (date of earliest event reported)
___________________________________
Burke & Herbert Financial Services Corp.
(Exact name of registrant as specified in its charter)
___________________________________

Virginia (State or other jurisdiction of incorporation or organization)	001-41633 (Commission File Number)	92-0289417 (I.R.S. Employer Identification Number)
100 S. Fairfax Street Alexandria, VA 22314
(Address of principal executive offices and zip code)
(703) 666-3555
(Registrant's telephone number, including area code)
___________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, par value $0.50	BHRB	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 - Entry into a Material Definitive Agreement
On December 18, 2025, Burke & Herbert Financial Services Corp., a Virginia corporation (“BHRB”), and LINKBANCORP, Inc., a Pennsylvania corporation (“LNKB”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, LNKB will merge with and into BHRB, with BHRB as the surviving corporation (the “Merger”). The Merger Agreement further provides that immediately following the Merger, LINKBANK, the wholly-owned Pennsylvania chartered commercial bank subsidiary of LNKB (“Link”), will merge with and into Burke & Herbert Bank & Trust Company, a Virginia chartered bank and a wholly-owned Subsidiary of BHRB (“B&H Bank”), with B&H Bank as the surviving bank (the “Subsidiary Merger” and, together with the Merger, the “Transaction”). The Merger Agreement was unanimously approved by the board of directors of each of BHRB and LNKB on December 18, 2025.
Merger Consideration
Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of LNKB (“LNKB Common Stock”) outstanding immediately prior to the Effective Time will be converted into the right to receive 0.1350 shares (the “Exchange Ratio”) of common stock, par value $0.50 per share, of BHRB (“BHRB Common Stock”). Holders of LNKB Common Stock will receive cash in lieu of fractional shares.
The Merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code.
Treatment of LNKB Equity-Based Awards
Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time:
•each time-vesting restricted share of LNKB Common Stock granted under LNKB’s equity incentive plans (the “LNKB Stock Plans”) that is outstanding and unvested immediately prior to the Effective Time (each such share, an “LNKB Restricted Stock Award”), shall fully vest and shall have the treatment set forth in the Merger Agreement applicable to shares of LNKB Common Stock, subject to applicable tax withholding as provided in the LNKB Stock Plans and applicable award agreements;
•each time-vesting restricted stock unit award in respect of shares of LNKB Common Stock granted under a LNKB Stock Plan (each such restricted stock unit award, an “LNKB RSU Award”) that is outstanding immediately prior to the Effective Time, shall fully vest (if unvested) and be cancelled and converted automatically into the right to receive, with respect to each share of LNKB Common Stock underlying the LNKB RSU Award, the consideration under the Merger Agreement, as if such LNKB RSU Award had been settled in shares of LNKB Common Stock immediately prior to the Effective Time, subject to applicable tax withholding as provided in the LNKB Stock Plans and applicable award agreements; and
•each stock option in respect of shares of LNKB Common Stock granted under the LNKB Stock Plans (each such stock option, an “LNKB Option”) that is outstanding immediately prior to the Effective Time, shall be assumed by BHRB (such, LNKB Option, an “Assumed Option”) and converted into a stock option that is exercisable for (subject to achievement of the applicable time-based vesting conditions based on service after the closing date of the Merger to BHRB) a number of shares of BHRB Common Stock equal to the number of shares of LNKB Common Stock underlying the LNKB Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, and has an exercise price per share of BHRB Common Stock equal to the exercise price applicable to the underlying LNKB Option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest cent. Each Assumed Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding LNKB Option immediately prior to the Effective Time.
Treatment of LNKB Warrants
Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time, each warrant to acquire shares of LNKB Common Stock (each such warrant, an “LNKB Warrant”) that is outstanding immediately prior to the Effective Time shall be converted into a warrant that is exercisable for a number of shares of BHRB Common Stock equal to the number of shares of LNKB Common Stock underlying the LNKB Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share. Such warrants will have an exercise price per share of BHRB Common Stock equal to the exercise price applicable to the underlying LNKB Warrant immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest cent, and will otherwise continue to have, and shall be subject to, the same terms and conditions as applied to the underlying LNKB Warrant immediately prior to the Effective Time.
Certain Governance Matters
The Merger Agreement provides that, prior to the Effective Time each of BHRB and B&H Bank will take certain actions regarding governance matters to take effect as at the Effective Time related to BHRB as the surviving corporation and B&H Bank as the continuing bank.
BHRB will take all actions necessary to cause the number of directors that will comprise the full board of directors of the surviving corporation at the Effective Time to be increased by two members (or less to the extent there are vacant seats), and shall appoint to the board of directors of the surviving corporation two members of the board of directors of LNKB, each of whom would qualify as an “independent director” pursuant to the listing standards of the Nasdaq Stock Market, LLC (“Nasdaq”), as mutually agreed by BHRB and LNKB (such directors the “LNKB Continuing Directors”).
B&H Bank will take all actions necessary to cause the number of directors that will comprise the full board of directors of the surviving bank at the Subsidiary Merger Effective Time to be increased by three members (or less to the extent there are vacant seats), and shall appoint to the board of directors of the surviving bank three members of the board of directors of Link, two of whom shall be the LNKB Continuing Directors, and one of whom shall be the current Chief Executive Officer of LNKB and Link, Andrew Samuel (together with the LNKB Continuing Directors, the “Link Continuing Directors”).
The officers of BHRB as of immediately prior to the Effective Time shall be the officers of the surviving corporation. At B&H Bank, as the continuing bank, the officers will be the officers of B&H Bank as of immediately prior to the Effective Time. In addition, at the Effective Time, Andrew Samuel, the Chief Executive Officer of LNKB, will join B&H Bank as Senior Advisor, Carl Lundblad, the President of LNKB, will join B&H Bank as Executive Vice President, and Brent Smith, the President of Link, will join B&H Bank as Executive Vice President, Pennsylvania Market Leader. In connection with these roles, B&H Bank has entered into an employment agreement with each of Mr. Samuel, Mr. Lundblad and Mr. Smith, each of which agreement will become effective upon the completion of the Transaction.
Certain Other Terms and Conditions of the Merger Agreement
The Merger Agreement contains customary representations and warranties from both BHRB and LNKB, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) the obligation of each of BHRB and LNKB to call a meeting of its respective shareholders to approve the Merger Agreement and, subject to certain exceptions, the obligation of each board of directors to recommend that its shareholders approve the Merger Agreement, and (iii) each party’s non-solicitation obligations related to alternative acquisition proposals. BHRB and LNKB have also agreed to use their reasonable best efforts to prepare and file all applications, notices and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement.
The completion of the Merger is subject to customary conditions, including (i) approval of the Merger Agreement by the requisite vote of the shareholders of each of BHRB and LNKB, (ii) authorization for listing on Nasdaq of the shares of BHRB Common Stock to be issued in the Merger, (iv) receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Virginia Bureau of Financial Institutions and the Pennsylvania Department of Banking and Securities, without the imposition of any condition or restriction that would be reasonably expected to have a material adverse effect on the continuing corporation and its subsidiaries, taken as a whole, after giving effect to the Merger and the Subsidiary Merger, (v) effectiveness of the registration statement on Form S-4 for the BHRB Common Stock to be issued in the Merger and (vi) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger, the Subsidiary Merger or any of the other transactions contemplated by the Merger Agreement or making the completion of the Merger, the Subsidiary Merger, or any of the other transactions contemplated by the Merger Agreement illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) performance in all material respects by the other party of its obligations under the Merger Agreement, and (c) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.
The Merger Agreement provides certain termination rights for both BHRB and LNKB and further provides that a termination fee of $14.2 million will be payable by either BHRB or LNKB, as applicable, upon termination of the Merger Agreement under certain circumstances.
The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and, may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Merger and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other information regarding BHRB or LNKB, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding BHRB, LNKB, their respective affiliates or their respective businesses, the Merger Agreement, the Merger, and the Subsidiary Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of BHRB and LNKB and a prospectus of BHRB, and as may be amended from time-to-time, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that each of BHRB and LNKB makes with the Securities and Exchange Commission (“SEC”).
The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.
Support Agreements
Simultaneously with the execution of the Merger Agreement, BHRB entered into a support agreement (a “LNKB Support Agreement”) with each of the directors on the board of directors of LNKB. Each LNKB director, as a shareholder party to a LNKB Support Agreement, has agreed, among other things, to vote shares of LNKB Common Stock owned by such shareholder, and over which such shareholder has the right to dispose of and has voting power, in favor of the Merger Agreement and the other transactions contemplated by the Merger Agreement, and against any competing acquisition proposal, any action, agreement transaction or proposal which could reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of LNKB in the Merger Agreement in any material respect, or other action that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage any of the transactions contemplated by the Merger Agreement. The LNKB Support Agreements will terminate in certain circumstances, including upon consummation of the Merger or the termination of the Merger Agreement in accordance with its terms.
Furthermore, simultaneously with the execution of the Merger Agreement, LNKB entered into a support agreement (a “BHRB Support Agreement”) with each of the directors on the board of directors of BHRB. Each BHRB director, as a shareholder party to a BHRB Support Agreement, has agreed, among other things, to vote shares of BHRB Common Stock owned by such shareholder, and over which such shareholder has the right to dispose of and has voting power, in favor of the Merger Agreement and the other transactions contemplated by the Merger Agreement, and against any competing acquisition proposal, any action, agreement transaction or proposal which could reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of BHRB in the Merger Agreement in any material respect, or other action that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage any of the transactions contemplated by the Merger Agreement. The BHRB Support Agreements will terminate in certain circumstances, including upon consummation of the Merger or the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the LNKB Support Agreements and BHRB Support Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the LNKB Support Agreements and BHRB Support Agreements, forms of which are attached as Exhibit 99.1 and 99.2, respectively, to this Current Report on Form 8-K and are incorporated by reference herein.
Item 5.03 - Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year
On December 18, 2025, BHRB amended and restated its Bylaws (as so amended and restated, the “Bylaws”), effective immediately. The amendments fix the number of directors on the board of directors of BHRB at no more than fifteen and no fewer than five directors, the exact number of which are to be fixed by the board of directors of BHRB from time to time, and remove certain arrangements related to BHRB’s prior merger with Summit Financial Group, Inc.
The foregoing description of the Bylaws do not purport to be complete and are qualified in their entirety by reference to the full text of the Bylaws, which are filed as Exhibit 3.1 to this Current Report on Form 8-K and are incorporated by reference herein.
Item 7.01 - Regulation FD Disclosure
On December 18, 2025, BHRB and LNKB issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is furnished as Exhibit 99.3 to this Current Report on Form 8-K.
In addition, BHRB and LNKB are providing supplemental information regarding the proposed Transaction in connection with presentations to analysts and investors. A copy of the investor presentation is furnished as Exhibit 99.4 to this Current Report on Form 8-K.
The information in this Item 7.01 and Exhibits 99.3 and 99.4 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth in such filing.
Item 9.01 - Financial Statements and Exhibits
(a) Financial statements of businesses acquired. None.
(b) Pro forma financial information. None.
(c) Shell company transactions. None.
(d) The following exhibits are being filed herewith:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of December 18, 2025, by and between Burke & Herbert Financial Services Corp. and LINKBANCORP, Inc.*
3.1	Amended and Restated Bylaws of Burke & Herbert Financial Services Corp.
99.1	Form of LNKB Support Agreement, dated as of December 18, 2025, by and among Burke & Herbert Financial Services Corp. and certain shareholders of LINKBANCORP, Inc.
99.2	Form of BHRB Support Agreement, dated as of December 18, 2025, by and among LINKBANCORP, Inc. and certain shareholders of Burke & Herbert Financial Services Corp.
99.3	Joint Press Release, dated December 18, 2025
99.4	Investor Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
* The schedules and certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Burke & Herbert Financial Services Corp. agrees to furnish a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

Forward-Looking Statements
This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including with respect to (or based on) the beliefs, goals, intentions, and expectations of BHRB and LNKB regarding the proposed Transaction, revenues, earnings, earnings per share, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of expected losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed Transaction; the expected cost savings, synergies, returns and other anticipated benefits from the proposed Transaction; and other statements that are not historical facts.
Forward–looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “will,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. Forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed Transaction.
Additionally, forward-looking statements speak only as of the date they are made; BHRB and LNKB do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in or implied by such forward-looking statements as a result of a variety of factors, many of which are beyond the control of BHRB and LNKB. Such statements are based upon the current beliefs and expectations of the management of BHRB and LNKB and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive Merger Agreement between BHRB and LNKB; the outcome of any legal proceedings that may be instituted against BHRB or LNKB; the possibility that the proposed Transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); the ability of BHRB and LNKB to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed Transaction; the risk that any announcements relating to the proposed Transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed Transaction; the possibility that the anticipated benefits of the proposed Transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BHRB and LNKB do business; certain restrictions during the pendency of the proposed Transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the Merger within the expected timeframes or at all and to successfully integrate LNKB’s operations and those of BHRB; such integration may be more difficult, time-consuming or costly than expected; revenues following the proposed Transaction may be lower than expected; BHRB’s and LNKB’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by BHRB’s issuance of additional shares of its capital stock in connection with the proposed Transaction; effects of the announcement, pendency or completion of the proposed Transaction on the ability of BHRB and LNKB to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed Transaction and other factors that may affect future results of BHRB and LNKB; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of BHRB’s and LNKB’s Quarterly Reports on Form 10–Q for the quarters ended March 31, 2025, June 30, 2025, and September 30, 2025, and other reports BHRB and LNKB file with the SEC.

Additional Information and Where to Find It
In connection with the proposed Transaction, BHRB will file a registration statement on Form S-4 with the SEC to register the shares of BHRB common stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of BHRB and LNKB, which also constitutes a prospectus of BHRB, that will be sent to shareholders of BHRB and shareholders of LNKB seeking certain approvals related to the proposed Transaction. Each of BHRB and LNKB may file with the SEC other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. INVESTORS AND SHAREHOLDERS OF BHRB AND LNKB AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BHRB, LNKB, AND THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about BHRB and LNKB, without charge, at the SEC’s website www.sec.gov. Copies of documents filed with the SEC by BHRB will be made available free of charge in the “Investor Relations” section of BHRB’s website, www.burkeandherbertbank.com, under the heading “Financials.” Copies of documents filed with the SEC by LNKB will be made available free of charge in the “Investor Relations” section of LNKB’s website, www.linkbank.com, under the heading “Financials.” The information on BHRB’s or LNKB’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.
Participants in Solicitation
BHRB, LNKB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of BHRB and shareholders of LNKB in respect of the proposed Transaction under the rules of the SEC. Information regarding BHRB’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 31, 2025 and certain other documents filed by BHRB with the SEC. Information regarding LNKB’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2025, and certain other documents filed by LNKB with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized on this 18th day of December, 2025.

Burke & Herbert Financial Services Corp.

By:	/s/ Roy E. Halyama
Name:	Roy E. Halyama
Title:	Executive Vice President, CFO